SUB-ITEM 77M: Mergers
Effective as of September 26, 2003, the Fund acquired all of the assets of Credit Suisse Global Health Sciences Fund, Inc. ("Global Health Sciences Fund") in exchange for shares of the Fund and the assumption by the Fund of Global Health Sciences Fund's liabilities. Shares of the Fund were distributed to shareholders of Global Health Sciences Fund and Global Health Sciences Fund was subsequently dissolved. The Agreement and Plan of Reorganization relating the transaction was approved at a meeting of the Boards of the Funds held on December 12, 2002. The transaction was approved by shareholders of Global Health Sciences Fund on September 11, 2003.
Effective as of October 10, 2003, the Fund acquired all of the assets of Credit Suisse Global Technology Fund, Inc.
("Global Technology Fund") in exchange for shares of the Fund and the assumption by the Fund of Global Technology Fund's liabilities. Shares of the Fund were distributed to shareholders of Global Technology Fund and Global Technology Fund was subsequently dissolved. The Agreement and Plan of Reorganization relating the transaction was approved at a meeting of the Boards of the Funds held on February 13, 2003.
The transaction was approved by shareholders of Global Technology Fund on September 30, 2003.